Mail Stop 6010


November 3, 2005

Mr. Olli Vaartimo
Executive Vice President and Chief Financial Officer
Metso Corporation
P.O. Box 1220
FIN-00101
Helsinki, Finland

      RE: 	Metso Corporation
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 001-14400

Dear Mr. Vaartimo,


	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant